Exhibit 99.1

PS International Group Ltd. Receives Nasdaq Non-Compliance Notice for Minimum Market Value of Listed Securities Requirement

HONG KONG, Aug. 14, 2026 (GLOBE NEWSWIRE) -- PS International Group Ltd. (“PSIG” or the “Company”) (Nasdaq: PSIG), a long-established global logistics and supply chain solution provider, today issued this press release to disclose that it received an official deficiency letter dated August 12, 2026 from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”).

Per Nasdaq Listing Rule 5550(b)(2), issuers on the Nasdaq Capital Market must maintain a minimum Market Value of Listed Securities (“MVLS”) of US35 million MVLS threshold during the measurement period.

The Nasdaq letter further confirmed the Company does not satisfy the two alternative continued listing criteria under Rule 5550(b):

1.	Rule 5550(b)(1): Minimum stockholders’ equity of US$2,500,000;

2.	Rule 5550(b)(3): Minimum annual net income from continuing operations of US$500,000.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Company is granted a 180-calendar-day compliance period ending February 8, 2027 to cure the MVLS deficiency. To regain full listing compliance within this window, the Company’s MVLS must close at or above US$35,000,000 for a minimum of ten consecutive trading days during the compliance period.

This Nasdaq deficiency notice has no immediate suspension or delisting effect on the Company’s ordinary shares. PSIG’s ordinary shares will continue to trade normally on the Nasdaq Capital Market under ticker symbol “PSIG” while the Company pursues remediation actions.

Should the Company fail to restore the required US$35 million minimum MVLS by the February 8, 2027 deadline, Nasdaq will issue formal delisting notification. The Company reserves the right to submit a formal appeal to the Nasdaq hearings panel if such notice is received. Management will continuously monitor the Company’s daily MVLS and evaluate all viable strategic and capital market options to restore compliance with Nasdaq’s continued listing standards. There is no guarantee the Company will successfully regain or maintain listing compliance throughout the remediation window. A full Form 6-K disclosing this Nasdaq notice has been filed with the U.S. Securities and Exchange Commission (“SEC”).

About PS International Group Ltd.

PSIG is a long-established global logistics and supply chain solution provider specializing in air freight forwarding, ocean freight forwarding and end-to-end supply chain ancillary services, connecting Asian transportation hubs with the United States and over 140 other global markets. The Company operates its core businesses through two Hong Kong-based operating subsidiaries: Profit Sail Int’l Express (H.K.) Limited and Business Great Global Supply Chain Limited. Additional corporate and operational information is available on the Company’s official website: https://www.psi-groups.com/.

Forward-Looking / Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding the Company’s plans to regain Nasdaq listing compliance, the likelihood of curing the MVLS deficiency, and future capital market and operational strategies. These statements use identifying terminology such as “intend,” “will,” “plan,” “may,” “anticipate,” “evaluate,” “potential” and similar phrasing.

All forward-looking statements rely on management’s current expectations, forecasts and assumptions, and carry inherent known and unknown risks, uncertainties and external variables that could cause actual outcomes to differ materially from projected results. Key risks include volatile share price performance, fluctuations in the Company’s market capitalization, challenging global logistics market conditions, and unforeseen regulatory or capital market barriers. The Company undertakes no public obligation to update, amend or revise any forward-looking statements to reflect post-release events, new information or changed business circumstances, unless mandatory under applicable U.S. federal securities laws. Investors should carefully review all risk disclosures and operational details contained in the Company’s SEC filings, including its annual Form 20-F and periodic Form 6-K reports.

For more information, please contact:

PS International Group Ltd.

Man Kiu Chan

Chief Financial Officer

Email: joseph.chan@psi-groups.com